DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/07/08

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

1,040,294

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

1,040,294
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,040,294

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.24%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________




Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEF 14A filed on May 20, 2008, there were
19,843,758 shares outstanding on May 16, 2008.
..
The percentages set forth in item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,040,294 shares of GF or 5.24% of the outstanding shares.


Power to dispose of and vote securities resides either with Mr.
Goldstein, Mr. Dakos or with clients.


  c) During the past 60 days the following shares of GF were traded :

none

  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 7/07/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos